Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MEETING OF THE BOARD OF EXECUTIVE OFFICERS
OF FEBRUARY 8, 2010

On February 8, 2010, at 1:00p.m., the Board of Executive Officers of ITAÚ UNIBANCO HOLDING S.A. met at its head office, the legal quorum being present, with  Roberto Egydio Setubal as chair, for the purpose of examining the financial statements and the opinion of the Independent Auditors for the financial year ending December 31, 2009.

Having examined and discussed the account statements for 2009 and the management discussion and analysis report for the operation as well as the respective opinions of PricewaterhouseCoopers Auditores Independentes, pursuant to the provisions in sub-section V and VI of Article 25 of CVM Instruction 480/09, the Board unanimously resolved to:

a)	declare that it has reviewed, discussed and agrees with the opinions expressed by PricewaterhouseCoopers Auditores Independentes; and

b)
declare that it has reviewed, discussed and agrees with the account statements and with the management discussion and analysis report for the operation with respect to the fiscal year ending December 31, 2009.

With there being no further matters on the agenda, these minutes were drafted, read, approved and signed by all those present. São Paulo-SP, February 8, 2010. (signed) Roberto Egydio Setubal - President; Alfredo Egydio Setubal and Candido Botelho Bracher - Executive Vice Presidents; Antonio Carlos Barbosa de Oliveira, Claudia Politanski, Marcos de Barros Lisboa, Ricardo Baldin, Rodolfo Henrique Fischer, Sérgio Ribeiro da Costa Werlang and Silvio Aparecido de Carvalho – Executive Officers; Jackson Ricardo Gomes, José Eduardo Lima de Paula Araujo, Luiz Felipe Pinheiro de Andrade, Marco Antonio Antunes and Wagner Roberto Pugliese – Officers.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer